EXHIBIT 99.1

TEEKAY LNG ANNOUNCES UPDATES ON REQUIRED APPROVALS FOR MERGER WITH STONEPEAK

Hamilton, Bermuda, December 1, 2021 – Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE:TGP) today announced that at a special meeting of common unitholders of the Partnership held on December 1, 2021, its common unitholders voted to approve the proposed acquisition by merger of Teekay LNG by Stonepeak Limestone Holdings LP (formerly known as Stonepeak Infrastructure Fund IV Cayman (AIV III) LP) (Stonepeak).

In addition, Teekay LNG has received all required customer approvals to complete the merger.

Upon closing of the merger, Teekay LNG’s common unitholders will receive $17.00 per common unit in cash. The merger is currently anticipated to close in mid-January 2022.

About Teekay LNG

Teekay LNG is one of the world’s largest independent owners and operators of LNG carriers, providing LNG and LPG services primarily under long-term, fee-based charter contracts through its interests in 47 LNG carriers, 21 mid-size LPG carriers, and seven multi-gas carriers. Teekay LNG’s ownership interests in these vessels range from 20 to 100 percent. In addition, Teekay LNG owns a 30 percent interest in an LNG regasification terminal. Teekay LNG is a publicly traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG’s common units and preferred units trade on the New York Stock Exchange under the symbols “TGP”, “TGP PR A” and “TGP PR B”, respectively.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this press release, other than statements of historical fact, are forward-looking statements. Statements about the proposed merger and related transactions (the Transaction) and all other statements in this press release, other than historical facts, constitute forward-looking statements. When used in this press release, the words “expect,” “believe,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will” or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Teekay LNG may not be able to complete the proposed Transaction on the proposed or other acceptable terms or at all because of a number of factors, including, among others: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the failure to satisfy closing conditions in the merger agreement, (3) the potential for regulatory authorities to require divestitures, operational remedies or other concessions in order to obtain their approval of the proposed merger, (4) risks related to disruption of management’s attention from Teekay LNG’s ongoing business operations due to the proposed merger, (5) the effect of the announcement of the proposed merger on (i) the ability of Teekay LNG or Teekay Corporation (Teekay) to retain and hire key personnel and maintain relationships with Teekay LNG’s customers, suppliers, or (ii) Teekay LNG’s operating results and business generally, (6) the proposed merger may involve unexpected costs, liabilities or delays, (7) Teekay LNG’s business may suffer as a result of the uncertainty surrounding the proposed merger, including the timing of the consummation of the proposed merger, (8) the outcome of any legal proceeding relating to the proposed merger, (9) Teekay LNG may be adversely affected by other economic, business or competitive factors, including, among others, those related to the COVID-19 pandemic, and (10) other risks to consummation of the proposed merger, including the risk that the proposed merger will not be consummated within the expected time period or at all, which may adversely affect Teekay LNG’s business and the price of its common units. In addition, if the Transaction is completed, Teekay LNG may not realize expected benefits for its customers, employees, joint venture partners or capital providers and Teekay may not realize expected benefits to it or its business. Actual results may differ materially from those indicated by such forward-looking statements. In addition, the forward-looking statements represent Teekay LNG’s and Teekay’s respective views as of the date on which such statements were made. It is anticipated that subsequent events and developments may cause these views to change. However, although Teekay LNG or Teekay may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing views as of any date subsequent to the date hereof. Additional factors that may affect the business or financial results of Teekay LNG or Teekay are described in the risk factors included in its filings with the SEC, including Teekay LNG’s and Teekay’s Annual Reports on Form 20-F for the year ended December 31, 2020, as updated by subsequent filings with or submissions to the SEC. Each of Teekay LNG and Teekay expressly disclaims a duty to provide updates to forward-looking statements, whether as a result of new information, future events or other occurrences, except as required by applicable law.

Additional Information and Where to Find It

Additional information regarding the merger agreement can be found in the definitive proxy statement attached as Exhibit 99.1 of Teekay LNG’s Report on Form 6-K furnished to the SEC on November 2, 2021, which can be obtained, along with other filings containing information about Teekay LNG, the proposed merger and related matters, without charge, from the SEC’s website at www.sec.gov or from Teekay LNG’s website at www.teekay.com.